UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963
(772) 617-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016, Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 18, 2016, Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 21, 2016 and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 24, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 6 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 6.  Capitalized terms used in this Amendment No. 6 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

Background and Reasons for the Special Committee’s and Board’s Recommendation

Background of the Offer and Merger

(1) The first and second paragraphs on page 8 are hereby amended and restated in their entireties as follows:

“In early December 2015, the Company’s management began to formulate plans for cost-cutting measures that it believed would be well-received in the market. During this time, the Company was approached by Wolverine Asset Management, LLC, a stockholder of the Company (“Wolverine”), who suggested several measures, including liquidating the Company.  On December 13, 2015, the Board met and considered potential actions for enhancing stockholder value. Liquidation was considered and rejected by the Board because it believed that the significant cost of a liquidation would result in an unacceptably high discount to book value for the Company’s stockholders.  The Board resolved to significantly cut ACM’s management fees via a voluntary rebate by ACM and also to implement a significant reduction and waiver of non-management board fees.  These measures were expected to reduce annual costs at the Company by approximately $2.1 million.  The Board also approved a significant increase in the Company’s stock repurchase program.  These initiatives were publicly announced on December 14, 2015.  That same day, Wolverine publicly announced its own slate of six directors for nomination at the Company’s 2016 annual meeting of stockholders.  The Board did not take any action in response to Wolverine’s announcement.

During the week of December 14, 2015, ARMOUR focused on the public announcements by and involving the Company’s and ARMOUR’s management, including, but not limited to, the public announcement by Wolverine.  During this time, ARMOUR approached non-management members of the Board about a potential acquisition of the Company by ARMOUR.  ARMOUR conveyed its view that it could offer a purchase price per Share that would be a significant premium to the current market price of the Shares and the highest price that ARMOUR believes the Company’s stockholders would receive in the event of a liquidation of the Company. ARMOUR was interested in the acquisition because it would be an efficient way for ARMOUR to enter the non-agency mortgage-backed securities market in a cost-effective manner.  The Company’s non-management directors responded that they would be receptive to such a proposal.”

Reasons for the Special Committee’s Recommendation

(1) The second full paragraph on page 15 is hereby amended and restated in its entirety as follows:

“In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee sought and received information from the Company’s management, as well as receiving information, analysis and advice from JMP, Duane Morris and Venable.  In making its determination and recommendations to the Board (see “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation —Recommendation of the Special Committee”), the Special Committee considered many factors, including the material factors and benefits of the Offer and the Merger set forth below, each of which the Special Committee believed supported its recommendations to the Board.  The Special Committee did not consider Wolverine’s announcement of its own slate of six directors for nomination at the Company’s 2016 annual meeting of stockholders who, according to Wolverine, were committed to considering, among other actions, full liquidation of the Company.”

Item 8.  Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 after the last paragraph under the heading entitled “Litigation Relating to the Offer and the Merger”:

Aviasian Action

On March 22, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Aviasian v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001808, was filed in the Circuit Court for Baltimore City, Maryland (the “Aviasian Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties owed to the plaintiff and the putative class of public Company stockholders, claiming, among other things, that the Individual Defendants failed to take steps to procure adequate consideration of the Shares and took steps to avoid competitive bidding; failed to properly value the Company; ignored or did not protect against numerous conflicts of interests resulting from the Individual Defendants own interrelationships or connections with the Transactions; and failed to satisfy their duty of candor.  The complaint also alleges that ARMOUR, Acquisition and the Company aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Aviasian Action is a class action and certifying the plaintiff as the class representative and its counsel as class counsel; enjoining, preliminarily and/or permanently, the Transactions; enjoining the defendants and all persons acting in concert with them from consummating the Transactions until and unless the Board adopts and implements a fair sales process and ensures a fully informed tender offer; in the event that the Transactions are consummated prior to the entry of the court’s final judgment, rescinding and unwinding the Transactions or awarding the plaintiff and the putative class rescissory damages; directing that defendants account to the plaintiff and the putative class of public Company stockholders for all damages allegedly caused by the defendants and account for all profits and any special benefits obtained as a result of the alleged breaches of fiduciary duty; awarding compensatory damages to the plaintiff and the putative class of public Company stockholders for all losses and damages suffered as a result of the alleged wrongdoing by the defendants in an amount in excess of $75,000, together with interest thereon; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper.  The Company and the other defendants believe the Aviasian Action lacks merit and intend to vigorously defend the action.

Harmon Action

On March 22, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Harmon v. Zimmer, et al., Case No. 24C16001812, was filed in the Circuit Court for Baltimore City, Maryland (the “Harmon Action”) against the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties owed to the plaintiff and the putative class of public Company stockholders, claiming, among other things, that the Individual Defendants initiated a process to sell the Company that undervalues the Company; by agreeing to the Transactions, capped the price of the Company at price that does not adequately reflect the Company’s true value; and failed to sufficiently inform themselves of the Company’s value, or disregarded the true value of the Company.  The complaint also alleges that ARMOUR,  Acquisition and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Harmon Action is properly maintainable as a class action and certifying the plaintiff as class representative and its counsel as class counsel; directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s stockholders; declaring that the Individual Defendants have violated their fiduciary duties to the plaintiff and the putative class of public Company stockholders; awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief the Court may deem just and proper.  The Company and the other defendants believe the Harmon Action lacks merit and intend to vigorously defend the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 25, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary